President’s Message

In 2007, NovaGold witnessed a year where many of the corporation’s core strengths — exploration, forming strong relationships with communities and regulators, and entrepreneurial deal making — delivered success. During the year, we successfully:

•	Delivered all the authorizations required to commence construction on schedule at our Galore Creek project.

•	Negotiated a favorable partnership with Teck Cominco to advance Galore Creek into construction.

•	Fielded a strong team to commence construction of the access roads, bridges and tunnel at Galore Creek.

•	Concluded a partnership with the BC Government to construct a large transmission line to service Galore Creek and provide a long-term power solution for the communities of northwestern BC.

•	Settled the ownership dispute with Barrick at Donlin Creek, resulting in the formation of a productive 50-50 partnership to advance the largest undeveloped gold resource in North America towards production.

•	Advanced the Rock Creek project despite numerous delays resulting from a legal challenge to the agencies issuing our permits.

•	Raised financing to support all of these activities, despite challenging market conditions.

•	Attracted several experienced professionals to the core NovaGold management team to add depth and talent to support our future growth.

Unfortunately, these successes were largely overshadowed in late 2007 when the Galore Creek partnership received updated capital estimates at the conclusion of basic engineering. The magnitude of the increase in projected costs resulted in a decision to suspend construction and to re-engineer an alternate development strategy that would result in lower capital costs and, if possible, a shorter construction timeline. This increase in forecast costs came as a surprise to both Teck Cominco and NovaGold and clearly shook the confidence of many of our investors, resulting in a severe decline in our market price at year end. Although the decision to suspend construction efforts at Galore Creek was difficult to make, we are confident that value ultimately will be realized for the project under a new development plan.

In 2008, our task is clear. We must work diligently to demonstrate the value of our outstanding portfolio of assets. This will be done first by focusing our resources, in partnership with Barrick, on optimizing and advancing the enormous Donlin Creek gold project. At Donlin Creek we are pleased to have a stable and strategically aligned 50-50 partnership that is committed to advancing the project through feasibility and permitting and toward production. Advancing Donlin Creek is a top priority, as this project truly stands out among other development-stage gold projects worldwide, and will be a key catalyst to drive shareholder value in the year ahead.

Beyond Donlin Creek, each of our projects has significant milestones ahead with the potential to add further value for NovaGold’s shareholders: achieving commercial production at our Rock Creek mine; defining a new path forward to develop Galore Creek; advancing our world-class polymetallic Ambler project by carrying out exploration and engineering; and optimizing our Forrest Kerr run-of-river hydroelectric project.

I would like to thank our Board of Directors, employees, partners and local communities for their support throughout the year, and look forward to demonstrating that we remain focused on building shareholder value with integrity, professionalism and an entrepreneurial spirit.

[signed: Rick Van Nieuwenhuyse]
Rick Van Nieuwenhuyse
President and Chief Executive Officer
February 28, 2008

NovaGold Resources Inc.

Management’s Responsibility for Financial Reporting – Canada

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

[signed: Rick Van Nieuwenhuyse]	[signed: R. J. MacDonald]
Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer
February 28, 2008

NovaGold Resources Inc.

Management’s Report on Internal Control over Financial Reporting – US

The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was ineffective as of November 30, 2007 due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP.

The Company employs knowledgeable staff and consults with other accounting professionals and its legal counsel when preparing its U.S. GAAP reconciliation. In efforts to address this material weakness the Company is taking the following actions:

•	Provide additional training and education for our accounting staff with respect to U.S. GAAP; and

•	Consult with external professional expertise on an earlier basis with respect to interpretation issues with U.S. GAAP.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued an attestation report on internal control over financial reporting for NovaGold Resources Inc. as of November 30, 2007, which is included herein.

[signed: Rick Van Nieuwenhuyse]	[signed: R. J. MacDonald]
Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer
February 28, 2008

NovaGold Resources Inc.

Independent Auditors’ Report

To the Shareholders of NovaGold Resources Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of NovaGold Resources Inc. as at November 30, 2007 and 2006. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2007 and 2006, and the related consolidated statements of operations and deficit, comprehensive income, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of the Company’s operations and cash flows of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited NovaGold Resources Inc.’s internal control over financial reporting as at November 30, 2007 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. It was determined that the Company did not maintain effective internal control over financial reporting as at November 30, 2007, because of a material weakness identified in the process for the preparation and review of the financial statement note reconciling material measurement differences between generally accepted accounting principles in Canada and the United States. This material weakness is described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the November 30, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

NovaGold Resources Inc.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at November 30, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Yours very truly,

Chartered Accountants
Vancouver, British Columbia

March 2, 2008

Comments by Auditors for U.S. readers on Canada — U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting policy for financial instruments as described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 2, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting policy in the auditors’ report when it is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, British Columbia

March 2, 2008

NovaGold Resources Inc.

Consolidated Balance Sheets

	in thousands of Canadian dollars
	November 30,	November 30,
	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	97,916	106,583
Restricted cash	4,600	-
GST and other receivables	11,668	3,420
Temporary investments (note 7)	18,381	3,534
Deposits and prepaid amounts	6,817	1,031
Supplies inventory	9,197	-

	148,579	114,568

Accounts receivable	267	395
Land	1,713	1,718
Property, plant and equipment (note 4)	526,657	129,747
Mineral properties and related deferred costs (note 5)	397,043	294,196
Power project development costs (note 6)	3,128	1,386
Investments (note 7)	11,877	7,188
Investment tax credits	6,708	6,127
Reclamation deposits (note 8)	20,268	10,099
Restricted cash (note 17)	54,000	-

	1,170,240	565,424

Liabilities
Current liabilities
Accounts payable and accrued liabilities	93,534	38,865
Suspension costs – short term (note 3)	31,035	-
Loan payable	200	200
Current portion of asset retirement obligations (note 8)	1,791	916

	126,560	39,981

Other liabilities (note 5(a))	65,335	34,039
Suspension costs (note 3)	62,070	-
Asset retirement obligations (note 8)	11,726	-
Future income taxes (note 13)	44,320	49,965

	310,011	123,985

Non-controlling interest (note 3)	217,754	-

Shareholders’ equity
Share capital (note 9)	760,468	533,658
Contributed surplus	820	820
Stock-based compensation (note 9)	19,739	16,674
Warrants (note 9)	9,178	9,178
Deficit	(163,657)	(118,891)
Accumulated other comprehensive income (note 2)	15,927	-

	642,475	441,439

	1,170,240	565,424

Nature of operations (note 1)
Commitments and contingencies (note 11)
Subsequent events (notes 4, 5, 8 and 17)

(See accompanying notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NovaGold Resources Inc.

Consolidated Statements of Operations and Deficit

	in thousands of Canadian dollars,
	except for share and per share amounts
	Year ended	Year ended
	November 30,	November 30,
	2007	2006
	$	$
Revenue
Land, gravel, gold and other revenue	1,065	1,692
Interest income	6,011	6,611

	7,076	8,303
Cost of sales	165	210

	6,911	8,093

Expenses and other items
Corporate development and communication	2,352	1,455
Exploration	921	461
Foreign exchange loss	3,639	860
General and administrative	4,573	5,284
Professional fees	6,521	22,253
Reclamation	-	582
Salaries	5,427	5,199
Salaries – stock-based compensation (note 9)	1,995	4,183
Project suspension costs (note 3)	93,105	-

	118,533	40,277

Gain on dilution from equity investment	(193)	(477)
Loss from equity investment	648	357
Gain on sale of investment (note 7)	(4,196)	-

Non-controlling interest (note 3)	(46,552)	-

	(50,293)	(120)

Loss for the year before income taxes	(61,329)	(32,064)
Future income tax recovery (note 13)	(16,563)	(1,613)

Loss for the year	(44,766)	(30,451)
Deficit – beginning of year	(118,891)	(88,440)

Deficit – end of year	(163,657)	(118,891)

Loss per share (note 10)
Basic and diluted	(0.45)	(0.33)
Weighted average number of shares (thousands) (note 10)	99,559	91,519

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statement of Comprehensive Income

in thousands of Canadian dollars
Year ended
November 30,
2007
$
Net loss for the year before other comprehensive income	(44,766)
Unrealized losses on available-for-sale investments (note 7)	(10,621)
Realized gain on available-for-sale investments (note 7)	(4,196)
Future income tax recovery	(84)

Comprehensive loss	(59,667)

Consolidated Statements of Changes in Shareholders’ Equity

in thousands of Canadian dollars
	November 30,	November 30,
	2007	2006
	$	$
Share capital
Balance – beginning of year	533,658	292,876
Issued pursuant to stock option agreements	8,108	6,543
Issued pursuant to warrant agreements	77	4,285
Issued pursuant to property agreement	1,433	1,087
Issued pursuant to public offering	217,192	188,482
Coast Mountain Power acquisition	-	44,374
Return to treasury regarding dissenting shares	-	(3,989)

Balance – end of year	760,468	533,658

Contributed surplus
Balance – beginning and end of year	820	820

Stock-based compensation
Balance – beginning of year	16,674	10,219
Stock option grants	4,982	7,776
Fair value of exercises	(1,917)	(1,321)

Balance – end of year	19,739	16,674

Warrants
Balance – beginning and end of year	9,178	9,759
Fair value of exercises	-	(581)

Balance – end of year	9,178	9,178

Deficit
Balance – beginning of year	(118,891)	(88,440)
Loss for the year	(44,766)	(30,451)

Balance – end of year	(163,657)	(118,891)

Accumulated other comprehensive income
Transition adjustment to opening balance (note 2)	30,828	-
Unrealized losses on available-for-sale investments (note 7)	(10,621)	-
Realized gains on available-for-sale investments (note 7)	(4,196)	-
Future income taxes on unrealized gains	(84)	-

Balance – end of year	15,927	-

Total shareholders’ equity	642,475	441,439

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statements of Cash Flows

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30,	November 30,
	2007	2006
	$	$
Cash flows used in operating activities
Loss for the year	(44,766)	(30,451)
Items not affecting cash
Amortization	286	241
Future income tax recovery (note 13)	(16,563)	(1,613)
Gain on dilution from equity investment	(193)	(477)
Loss from equity investment	648	357
Non-controlling interest	(46,552)	-
Gain on sale of investments (note 7)	(4,196)	-
Foreign exchange gain	(7,931)	-
Stock-based compensation	1,995	4,183
Net change in non-cash working capital
Increase in other receivables, deposits and prepaid amounts	(14,033)	(1,396)
Increase in inventory	(8,853)	-
Increase (decrease) in accounts payable and accrued liabilities	(13,264)	26,031
Suspension costs – short term	31,035	-
Suspension costs	62,070	-

	(60,317)	(3,125)

Cash flows from financing activities
Proceeds from issuance of common shares – net	223,458	196,322
Proceeds from non-controlling interest	264,307	-

	487,765	196,322

Cash flows used in investing activities
Acquisition of property, plant and equipment	(317,443)	(57,471)
Expenditures on power project development	(1,742)	(1,387)
Expenditures on mineral properties and related deferred costs – net	(48,672)	(50,288)
Increase in restricted cash	(54,000)	-
Increase in reclamation deposits (note 8)	(14,769)	(7,964)
Decrease in accounts receivable	127	177
Proceeds on sale of investments (note 7)	5,882	-
Investments	(5,667)	(2,998)
Tenant inducements	169	-

	(436,115)	(119,931)

Increase (decrease) in cash and cash equivalents during the year	(8,667)	73,266
Cash and cash equivalents – beginning of year	106,583	33,317

Cash and cash equivalents – end of year	97,916	106,583

Supplemental cash flow information (note 15)

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

1.	Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a natural resource company engaged in the exploration and development of gold and copper properties in North America. The Company has a portfolio of exploration properties located in Alaska and British Columbia. The Company is also advancing its projects from exploration and development stage to construction. Construction of the Rock Creek mine, located in Nome, Alaska, continued through 2007 and is anticipated to be completed in 2008. Construction of the Galore Creek project was suspended at the end of 2007.

Three of the Company’s projects are being advanced with major mining companies. The Donlin Creek project is held by a newly created limited liability company which is owned equally by NovaGold and Barrick Gold Corporation (“Barrick”) (refer to notes 5 and 17 for discussion). The Galore Creek project is held by a partnership which is owned equally by NovaGold and Teck Cominco Limited (“Teck Cominco”) (refer to note 3 for discussion). The Ambler project is an option agreement to acquire a joint venture interest with subsidiaries of Rio Tinto plc.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.

2.	Accounting policies

Basis of presentation

The consolidated financial statements have been prepared using accounting principles generally accepted in Canada and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company, NovaGold Resources Alaska, Inc., and NovaGreenPower Inc. (formerly Coast Mountain Power Corp). All significant inter-company transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary. As described in note 16, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Changes in accounting policy

Effective December 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a)	Section 3855 − Financial Instruments − Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost.

b)	Section 1530 − Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities, which are not included in net income (loss) until realized.

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are accounted for using the equity method and not adjusted to fair market value. With the exception of Alexco Resource Corp. (“Alexco”), all of the investments have been designated as available for sale.

c)	Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30,828,000 which is reported as an adjustment to the opening balance of accumulated other comprehensive income. Any unrealized gains or losses on the available for sale securities for the year ended November 30, 2007 are reported in the current period. There would be no tax

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

2.	Accounting policies (cont.)

impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

d)	On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective November 30, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third-party placer mining activities carried out on the Company’s sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

Reclamation deposits

Certain cash is held in long-term reclamation bonds to support future reclamation work. Interest from reclamation deposits is recorded on an accrual basis.

Supplies inventory

Supplies inventory consists of supplies and spare parts to be consumed in operations, and is stated at the lower of average cost or replacement cost. Supplies inventory has been purchased for the Rock Creek project prior to production and transported to Nome, Alaska by barge to be available once the mine is in operations. Transportation costs have been capitalized.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% – 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Construction in progress and pre-construction costs relate to the Rock Creek mine and Galore Creek project and are recorded at cost. No amortization is calculated until the assets are substantially put into service.

Intangible assets

Intangible assets consist of power generation and transmission rights acquired by the Company upon the asset acquisition of Coast Mountain Power Corp. Intangible assets are recorded at cost and amortized over their respected useful lives on a straight-line basis. Amortization will begin when the economic benefit of the intangible asset is consumed. The Company intends to amortize the power generation and transmission rights over the expected life of the Galore Creek project on the units of production basis, and will commence amortization when commercial production begins. The Company assesses the fair value of intangible assets and, if there are indications of impairment, the carrying value would be written down.

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value,

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

2.	Accounting policies (cont.)

which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Land and gravel resources

Land is recorded at cost and, at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and, if impairment is determined, the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and related deferred costs

The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur that may adversely affect management’s estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property and related deferred costs until the Company’s option and royalty payments received are in excess of costs incurred and are then credited to operations.

Power project development costs

The Company capitalizes direct costs associated with development of its power projects. Costs associated with successful projects are reclassified as capital assets and amortized over the useful life of the projects. Costs of unsuccessful projects are written off in the year the project is abandoned.

Capitalized interest

Interest costs related to construction in progress and to mineral properties and related deferred costs are capitalized until commercial production is achieved.

Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company’s credit adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

2.	Accounting policies (cont.)

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Investment tax credits

The Company is eligible to receive investment tax credits (“ITCs”) related to some of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties when accrued.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency, the parent company’s functional currency, using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Financial instruments

The fair values of the Company’s financial assets and liabilities, such as investments, reclamation deposits, accounts payable and accrued liabilities, asset retirement obligations and other liabilities, approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick, the fair value of which cannot be determined.

Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Stock options and warrants

The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

2.	Accounting policies (cont.)

the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the Galore Creek project suspension costs, impairment of mineral properties, future income taxes, and the provision for reclamation costs. Actual results could differ materially from those reported.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

New accounting pronouncements

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. These standards are effective for interim and annual consolidated financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories.” The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Management is currently evaluating the impact of this new standard on the Company’s results, financial position and cash flows.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

Goodwill and intangible assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3.	Galore Creek partnership

On August 1, 2007 the Company formed a 50%-50% partnership with Teck Cominco Limited (“Teck Cominco”) at the Galore Creek project. The Company contributed its assets in the Galore Creek project to the partnership, including the transmission rights, and Teck Cominco was funding an initial contribution, which at the time was determined to be approximately $537 million. After the initial contribution was completed, both partners were to be equally responsible to fund the project going forward.

The Company determined that the Galore Creek partnership is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

3.	Galore Creek partnership (cont.)

is the primary beneficiary and consolidated the activities of the Galore Creek partnership. Selected financial information for the partnership accounts is presented below.

On November 26, 2007 the Company and Teck Cominco announced the suspension of construction activities at the Galore Creek project due to substantially higher capital costs, a longer construction schedule and a stronger Canadian dollar than previously estimated, and amended the terms of Teck Cominco’s initial contribution. Under the amended arrangements, in addition to Teck Cominco’s funding from August 1, 2007 to the year ended November 30, 2007 of $264.4 million, Teck Cominco’s total committed investment in the partnership would be $403 million, including $72 million to be invested in the partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck Cominco’s $72 million above, the Company and Teck Cominco agree to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50%-50% basis thereafter.

At November 30, 2007, the Company has recorded an amount of $93.1 million for the demobilization cost related to the decision to suspend construction. The demobilization cost has been offset by Teck Cominco’s 50% partnership interest, for a net cost of $46.6 million, thus reducing Teck Cominco’s non-controlling interest to $217.8 million. The Company recorded corresponding suspension liabilities totaling $93.1 million, $62.1 million of which is committed to be funded by Teck Cominco. Thus on a funding basis, Teck Cominco is responsible for $62.1 million of the suspension costs, but $46.6 million on an income basis.

The Company’s future obligations as a result of the suspension are to complete the construction demobilization and place the site on care and maintenance. The estimated demobilization costs are based on preliminary plans that could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

The expenditures in the Galore Creek project have been recorded in property, plant and equipment for construction in progress costs and mineral properties and related deferred costs for exploration and development costs. At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of its carrying value. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required. Teck Cominco’s contributions to date have been recorded as non-controlling interest.

in thousands of Canadian dollars
November 30,
2007
Cash and cash equivalents	82,784
Deposits and prepaid amounts	5,293
Restricted cash	54,000
Accounts payable and accrued liabilities (excluding suspension costs)	(71,992)
Suspension costs	(93,105)

4. Property, plant and equipment	in thousands of Canadian dollars

	November 30,
	2007
		Accumulated
	Cost	amortization	Net
	$	$	$
Construction in progress – Galore Creek	383,748	-	383,748
Construction in progress – Rock Creek	108,388	-	108,388
Mining and milling equipment – Rock Creek	31,363	-	31,363
Heavy machinery and equipment	2,399	310	2,089
Office furniture and equipment	1,382	734	648
Leasehold improvements	575	154	421

	527,855	1,198	526,657

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

4.	Property, plant and equipment (cont.)

	2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Pre-construction costs – Galore Creek	76,442	-	76,442
Construction in progress – Rock Creek	30,483	-	30,483
Mining and milling equipment – Rock Creek	20,863	-	20,863
Heavy machinery and equipment	1,179	210	969
Office furniture and equipment	1,027	470	557
Leasehold improvements	529	96	433

	130,523	776	129,747

In August 2006, the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly-owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement, Coast Mountain shareholders received 2,512,000 common shares of the Company valued at $44.4 million. Following EIC-124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $15.6 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

The allocation of the purchase price was determined on the basis that the power generation and transmission rights will be used to provide power to the Galore Creek project. Amortization of these costs will begin when the Galore Creek assets are substantially placed into service.

In September 2006, a dissenting shareholder of Coast Mountain, its former CEO, returned 225,880 common shares of the Company, valued at approximately $4.0 million, to the Company treasury. The former Coast Mountain CEO also commenced an action in the British Columbia Supreme Court against the Company claiming that he be paid $15.0 million as the value for his Coast Mountain shares. The Company has included in accounts payable an amount of $4.0 million representing the value of the shares returned to treasury.

Subsequent to year end, the British Columbia Supreme Court ruled that the Company’s valuation of the Coast Mountain shares was accurate. The Company made the payment of $4.0 million to the former Coast Mountain CEO on January 18, 2008.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

5.	Mineral properties and related deferred costs

	Balance –		Stock-based compensation	(1)
	November 30,		Future income taxes	(2)	Balance – November 30,
	2006	Expenditures	Asset retirement obligation	(3)	2007
	$	$	$		$
Alaska, USA
Donlin Creek	49,868	43,063	-		92,931
Rock Creek	25,745	2,533	131	(1)
			871	(3)	29,280
Ambler	10,161	3,761	23	(1)	13,945
Big Hurrah	5,619	486	-		6,105
Shotgun	4,469	7	-		4,476
Khotol	3,019	55	-		3,074
Baird	328	2,334	-		2,662
Saddle	781	553	-		1,334
Kugruk	255	1,485	-		1,740
Nome Gold	477	687	-		1,164
Other	100	1,893	-		1,993

British Columbia, Canada
Galore Creek	189,387	21,109	317	(1)
			9,273	(2)
			12,026	(3)	232,112
Copper Canyon	3,682	1,672	-		5,354
Other	305	568	-		873

	294,196	80,206	22,641		397,043

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

5.	Mineral properties and related deferred costs (cont.)

			Stock-based
	Balance –		compensation		Balance –
	November 30,		Tax credits and		November 30,
	2005	Expenditures	adjustments	(1)	2006
	$	$		$(2)	$
Alaska, USA
Donlin Creek	17,421	32,418	29	(1)	49,868
Rock Creek	19,105	5,868	772	(1)	25,745
Shotgun	4,050	419	-		4,469
Ambler	5,897	3,907	357	(1)	10,161
Big Hurrah	4,305	1,288	26	(1)	5,619
Khotol	1,240	1,759	20	(1)	3,019
Nome Gold	235	242	-		477
Other	125	1,316	23	(1)	1,464

British Columbia, Canada
Galore Creek	154,471	38,513	1,874	(1)
			(5,471)	(2)	189,387
Copper Canyon	2,448	1,234	-		3,682
Other	-	305	-		305

	209,297	87,269	(2,370)		294,196

a)	Donlin Creek, Alaska

July 2001, the Company signed an agreement with Placer Dome U.S. Inc. (“Placer Dome”) to acquire a 70% interest in the Donlin Creek gold deposit located in Southwestern Alaska. In November 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome, under the Donlin Creek Mining Venture Agreement (“MVA”) was effectively established as of that date.

In February 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 13, 2007. Under this option, Placer Dome would not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions were met before November 13, 2007.

On February 3, 2006, Barrick Gold Corp. (“Barrick”) completed the acquisition of over 90% of the shares of Placer Dome Inc. The Company’s rights and obligations under the joint venture were unchanged by this transaction. Subsequently, Placer Dome was renamed Barrick Gold U.S. Inc. (“Barrick U.S.”). In May 2006, Barrick U.S. provided notice that it had met the required minimum US$31.9 million of expenditures effective March 31, 2006. After notice from Barrick U.S. of the remaining budget for 2006 beyond the US$31.9 million, the Company elected to have Barrick U.S. fund the extra costs. In 2006, the Company recorded, in other liabilities, US$33.6 million of exploration costs plus accrued interest from April 1, 2006 through November 30, 2006 based on 70% ownership of the project.

On November 30, 2007, the MVA was amended, whereby Barrick and the Company acknowledged 50%-50% ownership of the Donlin Creek project. To reflect this, amounts incurred by Barrick were to be treated as having been made on behalf of the Company until the sum of the amounts incurred from April 1, 2006 to November 30, 2007 equalled 50% of the aggregate. Thereafter, the remaining amounts incurred by Barrick were to be treated as being made on its own behalf. In 2007, the Company has recorded, as other liabilities, US$64.8 million of exploration costs from April 1, 2006 through November 30, 2007 based on the revised 50% ownership of the project.

In addition, interest previously accruing (2006: US$611,000) under the MVA was cancelled. The Company has reflected the recovery of the amount previously expensed in the current period’s statement of operations.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

5.	Mineral properties and related deferred costs (cont.)

The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Barrick U.S.

Refer to note 17 for discussion of the formation of the Donlin Creek LLC subsequent to year end.

b)	Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (“Alaska Gold”), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest — Rock Creek and part of the Nome Gold project.

At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains value in excess of its carrying value. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required.

c)	Ambler, Alaska

In March 2004, the Company entered into an agreement with subsidiaries of Rio Tinto plc (“Rio Tinto”) on their 100% owned Ambler property located in northwest Alaska. Under the terms of the agreement, the Company can earn a 51% interest in the project by expending US$20 million on the property before 2016. During the first five years of the agreement, the Company must spend a minimum of US$5 million on exploration and development, and obtain memoranda of understanding with land owners (State, Federal and private Native Alaskan Corporations) in the region necessary to provide access for mine development. During the second phase of the agreement, the Company must spend the balance of the earn-in funds (to total US$20 million) and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate. The Company is manager of the project through to the completion of a final positive feasibility study at which time Rio Tinto has a one-time option to acquire an extra 2% interest in the project and take over management of construction and operation of the mine by making a payment to the Company equivalent to 4% of the project’s net present value using a 12.5% discount rate.

d)	Galore Creek, British Columbia

In March 2007, the Company exercised its option to purchase 100% of the Galore Creek claims as part of the Galore Creek Option Agreement. The transaction closed on June 1, 2007. In accordance with the Galore Creek Option Agreement entered into in July 2003, the Company made a series of payments between 2003 and 2006, totalling US$7.8 million (C$8.7 million) in the form of option payments. On June 1, 2007, a further US$12.5 million (C$13.3 million) was paid for a total of US$20.3 million (C$22 million). Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $9.7 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

e)	Copper Canyon, British Columbia

The Company’s 60% interest in the Copper Canyon property is held in trust for the Galore Creek partnership.

The current year expenditures on the Copper Canyon property relate mainly to the fair value totalling $1.4 million of the Company’s 74,074 common shares issued during the year as part of the property option agreement.

6.	Power project development costs

Since the acquisition date of Coast Mountain in August 2006, the Company has capitalized $3.1 million of feasibility study expenditures. During the year ended November 30, 2007, $1.7 million (2006: $1.4 million) was expended, primarily associated with feasibility work on the Forrest Kerr project and pre-feasibility work associated with other related early-stage projects currently under evaluation. The Forrest Kerr project has received all critical approvals and permits necessary for the construction of the hydroelectric plant and related power transmission lines.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

6.	Power project development costs (cont.)

The recovery of power project development costs is dependent upon the successful completion of the projects. The success of the power projects is dependent upon receiving the necessary water and other licences and upon the ability of the Company to obtain the necessary financing to successfully complete the development and construction of the projects, to generate sufficient electrical power and to sell the electricity generated on a profitable basis.

7.	Investments
in thousands of Canadian dollars

	November 30,
	2007
		Accumulated
		unrealized	Carrying
	Cost	holding gains	value
	$	$	$
Temporary investments
5,374,544 shares of US Gold Corp. (note 17)	3,534	14,847	18,381

Long-term investments
Available for sale
1,437,500 shares of TNR Gold Corp.	317	158	475
600,000 shares of Eagle Plains Resources Ltd.	82	242	324
600,000 shares of Copper Canyon Resources Ltd.	98	112	210
Other investments	176	652	828
Equity investment
6,352,978 shares of Alexco Resource Corp. (market value – $30,240)	10,040	-	10,040

	10,713	1,164	11,877

Total temporary and long-term investments	14,247	16,011	30,258

November 30,
2006
Cost
$
Temporary investments
5,374,544 shares of US Gold Corp. (market value – $29,829)	3,534

Long-term investments
3,921,568 shares of Pioneer Metals Corporation (market value – $3,922)	1,000
1,437,500 shares of TNR Gold Corp. (market value – $359)	317
600,000 shares of Eagle Plains Resources Ltd. (market value – $432)	82
600,000 shares of Copper Canyon Resources Ltd. (market value – $450)	98
Other investments	176
Equity investment
5,304,478 shares of Alexco Resource Corp. (market value – $27,212)	5,515

7,188

Total temporary and long-term investments	10,722

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. With the exception of Alexco Resource Corp. (“Alexco”), all of the above investments have been designated as available for sale.

The Company has significant influence in Alexco and has accounted for the investment using the equity method. Alexco has a June 30 year end and is a related party having two directors in common with the Company. During the year the Company recorded a $0.6 million loss (2006: $0.4 million loss) resulting from accounting for the equity investment.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

7.	Investments (cont.)

On December 21, 2006, Alexco completed a financing wherein the Company purchased 1,048,500 Units to maintain its pro-rata ownership of Alexco. Each Unit, purchased at a price of $4.75, consists of one common share and one half of one transferable common share purchase warrant that entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months.

As a result of further share issuances of common shares by Alexco for patent and property acquisitions and the exercise of stock options and warrants, the Company’s interest in Alexco declined from 18.8% to 18.5% during the year. The dilution of the Company’s interest in Alexco due to these issuances resulted in a dilution gain of $0.2 million (2006: $0.5 million gain).

On January 30, 2007, the Company exercised its common share purchase warrants of Pioneer Metals Corporation (“Pioneer”) issued to the Company for $0.7 million, receiving 1,960,784 common shares. This transaction brought the Company’s holdings of Pioneer to 5,882,352 common shares. On March 14, 2007, the Company sold its entire holdings of Pioneer as part of Pioneer’s amalgamation plans with its parent company, Barrick Gold Corporation, as per a Letter of Transmittal and agreed upon price of $1.00 per share. The Company received $5.9 million for the sale of such shares and recorded a gain of $4.2 million on the sale of the shares and believes that there are sufficient tax pools to shelter any gains arising from this sale.

Also included within other investments is an investment of 126,625 shares (cost – $0.005 million; market value – $0.3 million) in Etruscan Resources Incorporated (“Etruscan”). The Province of New Brunswick holds the Company’s shares of Etruscan pending the settlement of outstanding mining taxes that the Company believes aggregates $0.4 million (2006: $0.4 million).

8.	Asset retirement obligations

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $13.7 million which has been discounted using a credit adjusted risk-free rate of 5.0%, except Galore Creek which has not been discounted due to the uncertainty of the timing of the reclamation activities as a result of the suspension of the project. Significant reclamation and closure activities include land rehabilitation, decommissioning of roads, bridges, buildings and mine facilities, and other costs.

Changes to the reclamation and closure cost balance during the year are as follows:

	in thousands of Canadian dollars
	November 30,	November 30,
	2007	2006
	$	$
Asset retirement obligations – beginning of year	916	1,020
Liabilities incurred	12,898	286
Reclamation expenditures	(297)	(390)

	13,517	916
Less current portion of asset retirement obligations	(1,791)	(916)

Balance – end of year	11,726	-

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

8.	Asset retirement obligations (cont.)

During the year ended November 30, 2007, the value of the underlying site closure and reclamation obligation was revised to reflect the Company’s activities at the Galore Creek and Rock Creek projects.

	in thousands of Canadian dollars
	November 30,	November 30,
	2007	2006
	$	$
Galore Creek	12,026	-
Rock Creek	872	-
Nome Gold	539	836
Murray Brook	80	80

	13,517	916

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

As required by regulatory authorities, at November 30, 2007, the Company had cash reclamation deposits totaling $20.3 million (2006: $10.1 million) comprising of the following:

	in thousands of Canadian dollars
	November 30,	November 30,
	2007	2006
	$	$
Galore Creek	11,998	839
Rock Creek	6,845	7,910
Forrest Kerr	1,320	1,245
Murray Brook	105	105

	20,268	10,099

These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 2.8% to 4.1% per annum.

On December 28, 2007, certain deposits relating to bonds for the Galore Creek project, amounting to $8.3 million, or 50% of the total bonds, were released to the Company upon transfer of the underlying obligation to its partner in the project, Teck Cominco.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

9.	Share capital

	in thousands of Canadian dollars
		2007		2006
Authorized
1,000,000,000 common shares, no par value	Number of	Ascribed	Number of	Ascribed
10,000,000 preferred shares issuable in one or more series	shares	value	shares	value
Issuance of common shares	(thousands)	$	(thousands)	$
Balance – beginning of year	91,565	533,658	72,986	292,876
Pursuant to public offering – net (a)	12,500	217,192	14,950	188,482
For cash and fair value pursuant to option agreements (b)	739	8,108	918	6,543
For cash and fair value pursuant to warrant agreements (c)	11	77	350	4,285
Pursuant to property agreement	74	1,433	74	1,087
Coast Mountain Power acquisition	-	-	2,512	44,374
Return to treasury regarding dissenting shares (note 5)	-	-	(225)	(3,989)

Balance – end of year	104,889	760,468	91,565	533,658

Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-	9	-

Total issued and outstanding	104,898	760,468	91,574	533,658

a)    Public and private placements

i)	On April 24, 2007, the Company issued by way of a public offering 12,500,000 common shares at $18.33 (US$16.25) per common share for net proceeds of $217.2 million after commissions and expenses of $12 million.

ii)	On February 8, 2006, the Company issued by way of a public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million after commissions and expenses of $12.3 million.

b)   Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 three months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the year ended November 30, 2007, the Company has recognized a stock-based compensation charge of $5.0 million (2006: $7.8 million) for options granted to directors, employees and non-employees in accordance with CICA Handbook Section 3870 of which $3.0 million (2006: $3.6 million) was capitalized into mineral properties and deferred costs and $2.0 million (2006: $4.2 million) was charged into income.

The fair value of options recognized in the consolidated statements of operations and deficit have been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below.

	2007	2006
Risk-free interest rate	3.79% – 4.73%	3.50% – 4.15%
Expected life	2.32 – 2.47 years	1.76 – 1.94 years
Expected volatility	45% – 46%	42% – 58%
Expected dividends	Nil	Nil

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

9.	Share capital (cont.)

A summary of the Company’s stock option plan at November 30, 2007 and 2006, and changes during the years ended on those dates, is as follows.

		2007		2006
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(thousands)	$	(thousands)	$
Balance – beginning of year	8,838	8.13	7,277	5.53
Granted	958	17.28	2,510	14.84
Exercised	(739)	8.37	(918)	5.69
Cancelled/expired	(296)	18.33	(31)	12.64

Balance – end of year	8,761	8.76	8,838	8.13

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2007.

			Weighted		Weighted
		Weighted	average	Number of	average
	Number of	average	exercise	exercisable	exercise
	outstanding	years to	price	options	price
Range of prices	options (thousands)	expiry	$	(thousands)	$
$ 0.62 to $ 1.99	1,361	3.59	1.01	1,361	3.59
$ 2.00 to $ 3.99	848	5.14	3.49	848	5.14
$ 4.00 to $ 5.99	342	4.49	4.36	342	4.49
$ 6.00 to $ 7.99	1,358	6.28	6.62	1,358	6.28
$ 8.00 to $ 9.99	1,941	7.30	8.92	1,941	7.30
$10.00 to $11.99	101	8.04	10.16	61	8.04
$12.00 to $13.99	350	8.50	13.90	235	8.50
$14.00 to $15.99	1,501	8.47	14.31	1,242	8.35
$16.00 to $17.99	453	9.45	16.60	317	9.41
$18.00 to $19.78	506	8.85	19.28	297	8.79

	8,761	6.70	8.76	8,002	6.49

c)	Share purchase warrants

A summary of the Company’s share purchase warrants at November 30, 2007 and 2006, and the changes for the years then ended, is presented below.

	2007		2006
	Number	Weighted average		Weighted average
	of warrants	exercise price	Number of warrants	exercise price
	(thousands)	$	(thousands)	$
Balance outstanding – beginning of year	6,593	9.43	6,943	9.48
Exercised	(11)	7.00	(350)	10.59

Balance outstanding – end of year	6,582	9.43	6,593	9.42

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

9.	Share capital (cont.)

Share purchase warrants outstanding at November 30, 2007:

	Warrants		Weighted average
	outstanding	Weighted average	remaining
	and exercisable	exercise price	contractual life
Prices	(thousands)	$	(years)
$7.00	3,452	7.00	0.92
$12.10	3,130	12.10	0.17

	6,582	9.42	0.46

On January 7, 2008, 3.13 million share purchase warrants with an exercise price of $12.10 expired unexercised.

10.	Loss per share

Basic loss per share is calculated on the loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method.

	2007	2006
	$	$
Basic
Loss available to common shareholders (thousands)	(44,766)	(30,451)
Weighted average number of shares (thousands)	99,559	91,519
Basic loss per share	(0.45)	(0.33)

For the years ended November 30, 2007 and 2006, diluted loss per share is the same as basic loss per share as the exercise of potentially dilutive securities would be anti-dilutive.

11.	Commitments and contingencies

a)	Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at November 30, 2007 are approximately as follows:

in thousands of Canadian dollars
$

2008	874
2009	776
2010	659
2011	726
2012	612
Thereafter	3,171

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

11.	Commitments and contingencies (cont.)

b)	Purchase commitments

As at November 30, 2007, the Company has commitments outstanding in the amount of US$3.0 million relating to the construction of the Rock Creek mine. These goods and services are anticipated to be delivered and/or completed by the end of 2008.

Additionally, the Company owes Barrick Gold Corporation (“Barrick”) US$64.8 million related to Donlin Creek expenditures made from the period of April 1, 2006 to November 30, 2007. Refer to note 17 for a discussion of subsequent events.

c)	Legal actions

In October 2006, the former CEO of Coast Mountain commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising from the termination of his employment. The amount of the claim has not been determined at this time.

d)	Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production (refer also to note 7, Mineral properties and related deferred costs).

12.	Related party transactions

a)	Exploration services

During 2007, the Company provided exploration and management services totalling $941,000 (2006: $826,000) to Alexco, a related party having two common directors. At November 30, 2007, $152,000 (2006: $189,000) is included in other receivables. This amount has been subsequently collected. The transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

b)	Mineral property agreement

Effective July 31, 2004, the Company signed an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA. The Company has the option to acquire 100% of the property by making payments totalling US$250,000 by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer nil (2006: US$30,000) under the agreement.

13.	Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

in thousands of Canadian dollars
	2007	2006
	$	$
Combined federal and provincial statutory tax rate	34.12%	34.12%
Income taxes at statutory rates	(20,925)	(10,940)
Loss expiry	2,385	759
Difference in foreign tax rates	(825)	(298)
Valuation allowance	587	8,861
Non-temporary differences	1,523	1,475
Effect of statutory tax rate change	1,367	(1,473)
Others	(675)	3

Income tax recovery	(16,563)	(1,613)

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

13.	Income taxes (cont.)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2007 and 2006 are as follows:

in thousands of Canadian dollars
	2007	2006
	$	$

Future income tax assets
Non-capital losses	50,676	44,802
Mineral property interest	3,430	4,444
Property, plant and equipment	2,009	3,342
Non-controlling interest	50,696	-
Suspension liabilities	33,077	-
Share issuance costs	5,690	4,346
Capital loss carry-forwards	2,363	-
Asset retirement obligations	3,668	-
Unpaid interest	2,893	-
Other deductible temporary differences	1,197	438

Total future tax assets	155,699	57,372
Valuation allowance	(45,984)	(45,397)

Net future income tax assets	109,715	11,975

Future income tax liabilities
Property, plant and equipment	88,977	18,617
Mineral property	64,978	37,025
Other taxable temporary differences	80	6,298

Future income tax liabilities	154,035	61,940

Net future income tax liabilities	44,320	49,965

The Company has loss carry-forwards of approximately C$47.3 million and US$88.1 million that may be available for tax purposes. The losses are in the following countries and expire as follows:

in thousands of dollars
	Non-capital losses	Operating losses
	Canada	United States
	$	US$
2008	1,149	1,532
2009	3,346	7,283
2010	1,679	7,398
2011	-	7,716
2012	691	6,787
Thereafter	40,422	57,402

	47,287	88,118

Future use of these United States loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations.

An ownership change occurred on April 2, 1999 and December 17, 2001 regarding the losses incurred by Alaska Gold Company. In addition, NovaGold Resources Alaska, Inc. incurred an ownership change under Section 382 on December 17, 2001.

Therefore, approximately US$38.4 million of the United States losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to use these losses may be limited.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

13.	Income taxes (cont.)

Due to the above net operating limitations and the uncertainty of future taxable income, a full valuation allowance has been set up against the United States future tax assets. For the year ended November 30, 2007, no provision for United States income taxes has been reflected on the statement of operations due to the full valuation allowance.

In addition, the Company has incurred cumulative Canadian resource expenditures of approximately $96.0 million (2006: $95.0 million) which may be carried forward indefinitely and used to reduce taxable income in future years. Certain future income tax assets have not been recognized, as realization is not considered more likely than not.

14.	Segmented information

The Company’s operating segments include the exploitation of the Company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments has been prepared consistently with the Company’s accounting policies described in note 2.

in thousands of Canadian dollars

				2007
		Land and gravel
	Mineral properties	operations	Other	Total
	$	$	$	$
Revenue	-	1,003	62	1,065
Expenses	921	165	-	1,086

Segment (loss) earnings	(921)	838	62	(21)
Unallocated expenses				(50,756)
Interest income				6,011

Loss for the year				(44,766)

Segment assets	1,040,085	1,980	-	1,042,065
Unallocated corporate assets				128,175

Total assets				1,170,240

Capital expenditures	499,778	-	401	500,179

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

14.	Segmented information (cont.)

	2006
	Mineral	Land and gravel
	properties	operations	Other	Total
	$	$	$	$
Revenue	-	1,692	-	1,692
Expenses	461	210	-	671

Segment (loss) earnings	(461)	1,482	-	1,021
Unallocated expenses				(38,083)
Interest income				6,611

Loss for the year				(30,451)

Segment assets	441,555	2,113	-	443,668
Unallocated corporate assets				121,756

Total assets				565,424

Capital expenditures	205,119	-	226	205,345

The Company’s geographic segment information is as follows:

	2007		2006
		Land, gravel,		Land, gravel,
		equipment and		equipment and
		mineral		mineral
	Revenue	properties	Revenue	properties
	$	$	$	$
United States	1,003	301,536	1,692	154,855
Canada	62	627,005	-	272,192

	1,065	928,541	1,692	427,047

15.	Supplemental cash flow information

	2007	2006
	$	$

Fair value component of stock option exercises	1,918	1,321
Shares issued for option agreement	1,433	1,087
Shares issued for power generation and transmission rights acquisition	-	44,374
Increase in accounts payable and accrued liabilities related to mineral properties, construction in progress and supplies inventory	98,811	42,853
Interest received	5,992	6,227

As at November 30, 2007, of the $97.9 million reported as cash and cash equivalents, approximately $89.5 million was on deposit with banks, and approximately $8.4 million was invested in highly liquid, short-term, non-asset backed commercial paper.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

16.	Significant differences from United States accounting principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30,	November 30,
	2007	2006
	$	$
Loss for the year reported under Canadian GAAP	(44,766)	(30,451)
Add (deduct)
Capitalized interest (a)	-	711
Exploration and development costs (b)	(101,796)	(138,451)
Equity investment (e)	(2,038)	(1,787)
Gain on shares issued by subsidiary (d)	(193)	(477)

	(148,793)	(170,455)
Income tax recovery	7,803	8,102
Loss for the year under U.S. GAAP	(140,990)	(162,353)

Loss for the year before comprehensive income adjustment	(140,990)	(162,353)
Unrealized gain on available-for-sale securities (c)	-	10,298

Comprehensive loss under U.S. GAAP	(140,990)	(152,055)

Net loss per common share – U.S. GAAP
Basic and diluted	(1.42)	(1.66)
Accumulated other comprehensive income
Opening balance	-	20,483
Unrealized gain on available-for-sale securities (c)	-	10,298

Closing balance	-	30,781

Shareholders’ equity reported under Canadian GAAP	642,475	441,439
Cumulative adjustments to shareholders’ equity
Add (deduct)
Capitalized interest (a)	-	711
Exploration and development costs (b)	(368,867)	(265,555)
Equity investment (e)	(6,890)	(1,892)
Unrealized gain on available-for-sale securities (c)	-	30,781
Future income taxes	35,569	27,766

Shareholders’ equity (deficit) under U.S. GAAP	302,287	233,250

Total assets reported under Canadian GAAP	1,170,240	565,424
Add (deduct)
Capitalized interest (a)	-	711
Exploration and development costs (b)	(369,006)	(267,071)
Equity investment (e)	(6,890)	(1,892)
Unrealized gain on available-for-sale securities (c)	-	30,781

Total assets under U.S. GAAP	794,344	327,953

Total liabilities reported under Canadian GAAP	310,011	123,985
Add (deduct)
Future income taxes	(35,708)	(29,282)

Total liabilities under U.S. GAAP	274,303	94,703

Total minority interest reported under Canadian and U.S. GAAP	217,754	-

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

16.	Significant differences from United States accounting principles (cont.)

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30,	November 30,
	2007	2006
	$	$
Cash flows from operating activities under Canadian GAAP	(60,317)	(3,125)
Exploration and development costs (b)	(69,772)	(137,740)

Cash flows from operating activities under U.S. GAAP	(130,089)	(140,865)

Cash flows from investing activities under Canadian GAAP	(436,115)	(119,931)
Exploration and development costs (b)	69,772	137,740

Cash flows from investing activities under U.S. GAAP	(366,343)	17,809

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

a)	Capitalized interest

Under U.S. GAAP, interest costs are capitalized for all assets that are under development. Under Canadian GAAP, interest is capitalized only on project specific debt. In 2006, the Company had expensed $0.7 million of accrued interest related to the Donlin Creek expenditures for Canadian GAAP purposes.

b)	Exploration and development costs

For U.S. GAAP purposes, the Company expenses, as incurred, the exploration and development costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

c)	Trading and available-for-sale securities

Under U.S. GAAP, the Company’s securities are considered to be either trading securities or available-for-sale securities. Trading securities are recorded at fair value with unrealized gains or losses included in earnings or loss for the year. Available-for-sale securities are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. Prior to December 1, 2006, under Canadian GAAP there is no adjustment made for unrealized gains.

d)	Gain on shares issued by subsidiary

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against the investment.

e)	Equity investment

During the year, the Company purchased additional shares of Alexco Resource Corp. and recorded its proportionate share of cumulative net losses totalling $2.0 million (2006: $1.4 million) based on U.S. GAAP adjusted financial statements.

f)	Recent accounting pronouncements

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on December 1, 2007. The Company is still in the process of determining the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on December 1, 2007 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

16.	Significant differences from United States accounting principles (cont.)

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company December 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter ended February 29, 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements.

17.	Subsequent events

Donlin Creek

On December 1, 2007, the Company entered into a limited liability company agreement with Barrick Gold U.S., a wholly owned subsidiary of Barrick Gold Corporation (“Barrick”) that provided for the conversion of the Donlin Creek joint venture into a new limited liability company, which will be owned 50% by the Company and 50% by Barrick (the “Donlin Creek LLC”). As part of the Donlin Creek LLC, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50% of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company’s reimbursement will be made following the effective date of the agreement by the Company paying in 2008 the next approximately US$12.7 million of Barrick’s share of project development costs, and the remaining approximately US$52.1 million will be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis. The Company is currently evaluating the impact of this agreement on its financial statements and will report in its consolidated financial statements for the quarter ending February 29, 2008.

Grace claims

On December 1, 2007, the Company and Pioneer Metals Corporation (“Pioneer”) entered into a purchase and sale agreement whereby the Company purchased a 100% interest in the Grace claims located adjacent to the Galore Creek project held by Pioneer, a wholly-owned subsidiary of Barrick, for a purchase price of $54 million. At November 30, 2007, this amount is included in restricted cash.

Expiry of warrants

On January 7, 2008, 3.13 million share purchase warrants with an exercise price of $12.10 expired unexercised. The value originally attributed to these warrants will be transferred to contributed surplus in fiscal 2008.

Credit facility

On January 31, 2008, the Company entered into an agreement with the Bank of Nova Scotia for a $30.0 million credit facility maturing on July 30, 2008. The credit facility bears variable interest based on the Canadian prime rate, and is secured only against certain marketable securities held by the Company.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

17.	Subsequent events (cont.)

Sale of US Gold Corp. shares

On January 29, 2008, the Company sold its entire share holdings of US Gold Corp. for a sale price of $3.50 per share. The Company received proceeds of $18.8 million, and recorded a gain of $15.3 million. The Company believes that there are sufficient tax pools to shelter any gains arising from this sale.

NovaGold Resources Inc.